Stoecklein Law Group, LLP

Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	Email: djs@slgseclaw.com
San Diego, California 92101	Web: www.slgseclaw.com

November 21, 2012

Maryse Mills-Apenteng
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE:           Creative App Solutions, Inc.
Your Letter of November 14, 2012
Form Registration Statement on Form S-1
File No. 333-184457

Dear Ms. Mills-Apenteng,

This correspondence is in response to your letter dated November 14, 2012 in reference to our filing of the Registration Statement on Form S-1 filed on October 17, 2012 on behalf of Creative App Solutions, Inc., your file number 333-184457:

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:  At this time the Company does not have either 1) any written communications as defined in Rule 405 under the Securities Act that will be presented to potential investors by the Company, or on its behalf, or 2) any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart our Business Startups Act.  The Company will supplementally supply the SEC such written communications if and when the Company creates them.

2.
Please revise your document here and throughout to disclose the fixed offering price of the shares to be sold by the selling shareholder.  Given that there is currently no trading market for your common stock, please revise any statements indicating that the selling shareholder will sell shares at other than a fixed price, until your shares are quoted on the OTC Bulletin Board.  See, as examples, your statements under “Selling Stockholders”and “Plan of Distribution” that the selling shareholder may sell at negotiated or other prices.

RESPONSE: We have revised the sections to read that the Selling Stockholders will be sell at a fixed price of $0.05, until such time as the shares may be quoted by an OTC market.

Prospectus Cover Page

3.	Please revise the cover page to name the officer/director who will sell the company shares and to identify by name the sole selling shareholder.

RESPONSE: We have added the name of the Company’s sole officer and director, Mr. Ryan Faught as well as the name of the selling shareholder, Stoecklein Law Group, LLP; as requested.

4.
You state that your securities may not be liquid since they are not listed on any exchange or quoted on an “OTC exchange.” Since the OTC is not an exchange, please revise your disclosure here and throughout to clarify your reference to the OTC markets.

RESPONSE: We have made revisions throughout the document to read “OTC markets.”

5.
When referring to the amount of proceeds to be received by the company in connection with this offering, please revise the cover page and throughout to refer to the net proceeds you will receive related to the offering if all of the company shares are sold.  Refer to

Item 501(b) of Regulation S-K.  In this regard, we note your statement on page 2 of the prospectus that a substantial portion of the proceeds of the offering will cover costs associated with the offering.

RESPONSE:  We have added the following disclosure:

Assuming we complete the sale of the 500,000, raising the full $50,000;  after payment of offering expenses of $18,000 as disclosed in “Summary of the Offering” on page 3 of this prospectus, our net proceeds will be $32,000.

Prospectus Summary, page 1

6.
In many instances, you refer to your customers, programming process, apps and other business activities as if you presently have business operations.  Please review and revise your document as necessary, including the risk factors and business sections, to ensure that your disclosure accurately reflects the status of your business operations.  Include an unambiguous statement, if true, that you do not presently have a market-ready product and that you currently have no customers and have generated no revenues.  Your disclosure should clearly and accurately reflect the status of your development stage business.

RESPONSE: We have added the following sentences to the first page of the “Prospectus Summary”:

In September and October we started programming for our initial app, NewtCenter.

We have also started programming for our initial app, NewtCenter; however we do not presently have a market-ready product, and we currently do not have any customers and thus have generated no revenues.

Additonally, we have added the following sentence to the first risk factor on page 4:

We do not presently have a market-ready product and we currently do not have any customers. As such, we have generated no revenues.

Additional disclosure stating we don’t currently have a “market ready” app was added throughout the document.

Risk Factors, page 4

7.
It is unclear from your disclosure whether you intend to register a class of securities under Section 12 of the Securities Exchange Act.  To the extent that you do not intend to register a class of securities under Section 12, please include a risk factor that informs potential investors that you will be not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. You should also briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers.

RESPONSE:  We have added the following risk factor:

Until our common stock is registered under the Exchange Act, we will not be a fully reporting company.

We are not yet a registered company and will not be so until this S-1 is effective. Until then we will only be subject to the reporting requirements imposed by Section 15(d) of the Exchange Act which state that we will be required to file supplementary and periodic information, documents, and reports. However, after effectiveness of this S-1 we intend to file Form 8-A registering a class of securities under Section 12, subjecting us to the full reporting requirements.

Until then, and as long as our common stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules.

In addition, so long as our common stock is not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common stock will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors, and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5 respectively. Such information about our directors, executive officers, and beneficial holders will only be available through this (and any subsequent) registration statement, and periodic reports we file thereafter.

Furthermore, so long as our common stock is not registered under the Exchange Act, our obligation to file reports under Section 15(d) of the Exchange Act will be automatically suspended if, on the first day of any fiscal year (other than a fiscal year in which a registration statement under the Securities Act has gone effective), we have fewer than 300 shareholders of record. This suspension is automatic and does not require any filing with the SEC. In such an event, we may cease providing periodic reports and current or periodic information, including operational and financial information, may not be available with respect to our results of operations.

“We are an ‘emerging growth company’ under the JOBS Act of 2012,” page 5

8.
It appears that since you are also a smaller reporting company, you should include a separate risk factor advising potential investors that even if you no longer qualify as an “emerging growth company,” you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

RESPONSE: We have added the following risk factor:

Even if we no longer qualify as an “emerging growth company”, we may still be subject to reduced reporting requirements so long as we are considered a “Smaller Reporting Company.”

Many of the exemptions available for emerging growth companies are also available to smaller reporting companies like us that have less than $75 million of worldwide common equity held by non-affiliates. So, although we may no longer qualify as an emerging growth company, we may still be subject to reduced reporting requirements.

“We may not be able to adequately protect our intellectual property,”page 7

9.	Please tell us the nature of your intellectual property, including patents, or revise this risk factor as appropriate.

RESPONSE: At this time we do not have any intellectual property besides the source code which is currently being written and revised as needed to complete the first app we are intending to market.

We have revised the risk factor to state that we do not have a patent.

“Mr. Faught may become involved with other businesses,” page 9

10.
Based on your disclosure on page 22 regarding Mr. Faught’s background, it appears that Mr. Faught is currently involved in another business he started.  Please revise this risk factor to reflect Mr. Faught’s current business activities and disclose the number of hours per week that you anticipate he will devote to Creative App Solutions.

RESPONSE: The risk factor has been modified to read “is” involved in other business.

Additionally, we have added an additional paragraph which reads as follows:

Mr. Faught recently formed an IT consultant business, focused on servicing the IT needs of both corporate and residential clients. This business is Mr. Faught’s main source of income, and therefore requires approximately 35 to 40 hours a week of his time. Mr. Faught is planning on allocating an additional 15 to 20 hours a week to the affairs of Creative App Solutions;, however there can be no assurance that he will continue to provide services to us. Mr. Faught will devote only a portion of his time to our activities.

Selling Stockholders, page 16

11.
It appears that the shares held by the Stoecklein Law Group were obtained in connection with a Retainer Agreement.  Please tell us whether the services to be rendered under the Retainer Agreement for which the shares were issued have been fully rendered or whether they include ongoing legal services provided in connection with this registration statement.  To the extent the shares were issued for legal services not fully rendered, inclusion of those shares in the registration statement may not be appropriate.  Please advise.

RESPONSE:  The shares issued to Stoecklein Law Group were issued upon execution of the retainer agreement, and coinciding with the work the firm which was performed and completed in regards to corporate formation, which included the drafting of initial corporate documents and initial stock issuance.  Therefore the shares were validly issued for services which werer fully rendered. Furthermore we have added the following disclosure to Footnote 1 of “Selling Stockholder Information”:

Retainer Agreement executed on July, 2012, at a cost basis of $0.05 per share. The shares were issued for services performed which included, assistance in corporate formation, drafting of initial corporate documents and issuance of initial corporate shares.

Plan of Distribution and Terms of the Offering, page 17

12.	You state in the second paragraph that there is no minimum purchase requirement for prospective stockholders. This appears to be inconsistent with the terms of your offering. Please reconcile.

RESPONSE:  We have corrected the discrepancy to state there is a $500 minimum purchase requirement.

13.
You state that in the event you do not sell all of the shares being offered by the company, you “intend to promptly return all money paid for shares to the purchasers….” Disclose the method you will use to return funds to the purchasers.  See Exchange Act Rule 10b-9. In addition, disclose the name of the financial institution where you have established a corporate account for the deposit of funds by purchasers of shares from the company.

RESPONSE: We have revised the first paragraph under “Plan of Distribution and Terms of the Offering” to read as follows:

We are offering to the public 500,000 shares of common stock, at $0.10 per share, in a “direct public offering,” on an “all-or-nothing” basis, through our sole officer and director. This offering terminates in 12 months after  the date of effectiveness of this registration, on ________, 20___ (“Termination Date”).  There will be no extension offered for this registration statement. If we do not sell all of the 500,000 shares being offered prior to the termination date, all money paid for shares will be promptly returned to the purchasers within one month of the Termination Date, without interest and without deduction. Purchasers’ investments will be returned in the form of a check by certified U.S. mail to their address of record. The total amount of the proceeds of the offering must be received, and accepted by the corporation by the termination date.

Furthermore in tehe third paragraph we have disclosed the name of the financial instiution which will hold the corporate account for purchaser’s deposits to be Wells Fargo.

Director, Executive Officers, Promoters and Control Persons, page 22

14.
Please expand your disclosure to include a brief description of the business activities and status of TechiT Services. See Item 401(e) of Regulation S-K.  In addition, disclose the amount of time Mr. Faught allocates to Creative App Solutions on a weekly basis and discuss any conflicts of interests that may arise from Mr. Faught’s involvement in Creative App Solutions and TechiT.  Risk factor disclosure may be warranted.

RESPONSE:  We have added the following information to Mr. Faught’s resume.

From March 2012 through present Mr. Faught has been self-employed, launching the company TechiT Services, which caters to the IT needs of corporate and residential clients. TechiT designs both onsite or online solutions for server management and information backup, as well as performs services such as computer equipment maintenance and mobile device network integration.

Additionally, we have added the following information to the same paragraph:

Mr. Faught does not anticipate a conflict of interest arising between his management roles in TechiT or Creative App Solutions because of the two distinct and independent business plans of each entity, however he cannot ensure that one will not arise at some point in the future. TechiT’s business plan is built upon the design and service of network solutions. Creative’s business plan is to design and sell mobile device applications. Additionally, due to the similarity of IT skills required to build the businesses of TechiT and Creative App Solutions, Mr. Faught believes managing both entities will neither impede or be in conflict with the advancement of either entity, therefore Mr. Faught will be responsible for the day to day operation of the Company, and will be devoting approximately 15 to 20 hours per week to the advancement of the Company’s business plan and development.

Description of Business, page 26

15.           You state on page 27 that your applications will not only improve workforce productivity
“but also provide educational based apps focusing on agriculture and horticulture.” Please expand your business discussion to address in further detail your plans to develop applications for agriculture and horticulture.

RESPONSE: We have added the following:

NewtCenter is an agriculture/horticulture program for Windows, Mac, iOS, Android and Windows Mobile operating systems. This application is database driven using an online Cloud database for active live syncing for the user’s data and accounts. The application’s general focus is to enable farmers, gardeners, and even students to easily study, track, log and even take pictures to track the results of varying nutrient, environmental combinations and conditions. This will therefore allow for long term review and a better long term success rate for agriculturists and horticulturists by utilizing the combination of data collected and reviewing the NewtCenter datasheets that were created.

Statement of Operations, page F-3

16.
Your disclosure on page 31 indicates that you incurred total costs of $18,500 in July and August of 2012 in your Stage I development.  This amount appears to exceed the total operating expenses through August 31, 2012 reported in your statement of operations. Please advise.

RESPONSE:  We have corrected the discrepancy to state the following:

•
To retain counsel and an auditor to assist in preparation of documents providing for the raising of $50,000 to complete Stage II of our Plan of Operations. Accomplished in July 2012 and August of 2012. Total costs approximately $11,114. (Counsel to be paid from proceeds of offering in the sum of $10,000 and issued $500 worth of the Company’s common stock.);

Statement of Stockholder s’ Deficit , page F -4

17.	Please explain the column, Subscriptions Receivable, in your statement of stockholders deficit. In this regard, it is unclear why this amount is not considered to be Additional Paid In Capital.

RESPONSE:  We have corrected the Statement of Stockholders’ Deficit column heading from “Subscriptions Receivable” to “Additional Paid-In Capital”.

Notes to Financial Statements
18.	Please provide footnote disclosure related to subsequent events and the date through which subsequent events has been evaluated. Refer to FASB ASC 855-10-50.

RESPONSE:  We have added the following:

NOTE 8 – SUBSEQUENT EVENTS

The Company’s Management has reviewed all material events through the date of this report in accordance with ASC 855-10, and believes there are no material subsequent events to report.

Exhibits

19.
We note your disclosure that you have secured a line of credit with E. Ventures Resources, Inc. for up to $200,000.  Please file the credit agreement as an exhibit to the registration statement.  Refer to Item 601(b) of Regulation S-K.

RESPONSE:  We have attached a copy of the agreement as Ex. 10.2.

Legality Opinion

20.
In the legality opinion provided with your registration statement, counsel opines that the “510,000 shares, upon issuance under the terms of the S-1 will have been duly authorized, validly issued, full paid, and non-assessable.” Please provide a revised opinion of counsel with language accurately reflecting that the shares registered for resale are already outstanding, legally issued, fully paid and non-assessable.  Refer to Section II.B.2.h. of Staff Legal Bulletin No. 19, available on our website.

RESPONSE:  We have included the following language in the opinon:

Based on such foregoing, I am of the opinion that the Company is a corporation duly authorized and validly existing and in good standing under the laws of the State of Nevada and that: (a) the 10,000 Shares offered by the selling stockholder have been duly authorized and are validly issued, fully paid, and non-assessable, and (b) the 500,000 Shares offered by the Company, upon issuance under the terms of the Form S-1, will be duly authorized, validly issued, fully paid, and non-assessable.

21.
We note that the legality opinion includes acknowledgements in the last paragraph on page 2 of the opinion.  These acknowledgements should be provided by the company and should not be presented in the opinion.  Please revise accordingly.

RESPONSE:  We have deleted the referenced portion from the opinion.

Please contact myself or Jennifer Trowbridge at 619-704-1310 with any questions.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP